

15049302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34790

RECEIVED
MAR 0 3 2015
194

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2014___ AND ENDING___December 31, 2014___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Coast Securities, Inc.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

180 Maiden Lane, 17th Floor
                                    (No. and Street)

New York	New York	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Rich Onesto___   ___212-785-0405___
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samyn & Martin, LLC
                    (Name – if individual, state last, first, middle name)

411 Valentine Road, Suite 300	Kansas City	Missouri	64111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Rich Onesto_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Newport Coast Securities, Inc._____ , as of ___December 31_____, 20_14___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newport Coast Securities, Inc.

Financial Statements

December 31, 2014

Newport Coast Securities, Inc.
Table of Contents
December 31, 2014

Facing Page	1-2
Report of Independent Registered Public Accounting Firm	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Operation	5
Statement of Stockholder's Equity	6
Statement of Cash Flows	7
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	8
Notes to Financial Statements	9-15
Supplementary Information:	
Schedule I - Schedule of Operating Expenses	17
Schedule II - Computation of Net Capital Under Rule 15c3-1	18
Schedule III - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3	19
Report of Independent Registered Public Accounting Firm on Internal Control Structure	21-22
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	24
Schedule of Assessment and Payments to the SIPC	25
Report of Independent Registered Public Accounting Firm on Firm Management's Exemption Report	27
Management's Exemption Report	28-29



SAMYN & MARTIN, L.L.C.

Board of Directors
Newport Coast Securities, Inc.
New York, New York

Report of Independent Registered Public Accounting Firm

We have audited the accompanying financial statements of Newport Coast Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014 and the results of its operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
March 2, 2015

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
. Fax: (816) 756-2252

NEWPORT COAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Current assets:

Cash and equivalents, unrestricted	$	1,297,336
Cash and equivalents, restricted - clearing broker deposits		204,011
Commissions receivable		844,731
Investments at market - securities		80,878
Prepaid expenses		6,289
Contract advances, current portion		95,236
Receivables from non-customers		457,524
Due from affiliate		695,703
Total current assets		3,681,708

Fixed assets:

Furniture, fixtures and equipment, net of accumulated depreciation of $186,408	118,539

Other assets:

Contract advances	81,500
Deposits	108,917
Total other assets	190,417

Total assets	$	3,990,664

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Current liabilities:

Accounts payable	$	302,317
Accrued expenses		227,557
Accrued commissions		1,324,280
Accrued legal contingencies		195,000
Total current liabilities		2,049,154

Stockholders' Equity:
Common stock, $10 par value, 1,000 shares authorized

115 shares issued and outstanding as of December 31, 2014	1,150
Additional paid in capital	1,164,314
Retained earnings	791,718
Accumulated other comprehensive gain (loss)	(15,672)
Total stockholders' equity	1,941,510

Total liabilities and stockholders' equity	$	3,990,664

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue:		
Commissions	$	7,312,603
Investment banking fees		9,109,963
Selling concessions		
Insurance		992,941
Mutual funds		1,015,094
Interest and dividend income		97,795
Managed fee accounts		1,475,463
Riskless Principal Inventory Trades		1,089,511
Other income		893,205
Total revenue		21,986,575
Direct expenses:		
Commission expense		15,493,138
Clearing charges		799,050
Data and quote services		99,695
Filing fees		122,465
Other direct costs		116,768
Total direct costs		16,631,116
Gross profit		5,355,459
Operating expenses		5,585,556
Net loss before other income and expense		(230,097)
Other income (expense):		
Interest expense		(5,960)
Net loss before income taxes		(236,057)
Provision for income taxes		-
Net Loss	$	(236,057)
Other Comprehensive income (loss):		
Moved from unrealized to realized		96,300
Unrealized gains (losses) on marketable securities		(104,835)
Total Other Comprehensive income (loss)		(8,535)
Net Comprehensive loss	$	(244,592)

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-In Capital	Other Comprehensive Income	Accumulated (Deficit)	Total Stockholders' Equity
	Share	Amount				
Balance, December 31, 2013	115	$ 1,150	$ 1,164,314	$ (7,137)	$ 1,027,775	$ 2,186,102
Dividends paid	-	-	-	-	-	-
Other comprehensive income (loss)	-	-	-	(8,535)	-	(8,535)
Net Income	-	-	-	-	(236,057)	(236,057)
Balance, December 31, 2014	115	$ 1,150	$ 1,164,314	$ (15,672)	$ 791,718	$ 1,941,510

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities

Net loss	$ (236,057)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation	24,789
Amortization of Contract Advances	219,666
Amortization of notes recivable	43,334
Changes in operating assets and liabilities	
Commission receivables	(191,236)
Receivables from non-customers	(285,262)
Contract Advances	(162,500)
Prepaid expenses	40,539
Deposits	(56,479)
Accounts payable	162,361
Accrued legal reserve	(4,000)
Accrued state income taxes	(30,000)
Accrued expenses	805,840
Net cash provided by (used in) operating activities	330,995

Cash flows from investing activities

Purchase of fixed assets	(80,305)
Due from affiliates	500,000
Proceeds (purchase) of investments, net	112,508
Net cash provided by (used in) investing activities	532,203

Cash flows from financing activities

Dividends paid	-
Net cash provided by (used in) financing activities	-

Net increase in cash	863,198
Cash – January 1, 2014	638,149
Cash – December 31, 2014	$ 1,501,347

Supplemental disclosures:

Interest paid	$ 5,960
Income taxes paid	$ -

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2014

There were no liabilities subordinated to the claims of creditors at the beginning of, end of, or at any time during the year ended December 31, 2014.

Note 1 – Nature of Business

Newport Coast Securities, Inc. was incorporated in the State of California on March 6, 1980 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). All the common stock of the Company is owned by Rubicon Financial Incorporated (the "Parent"). The Company has offices in Irvine, California, New York, New York, Chicago, Illinois, Memphis, Tennessee and Boston, Massachusetts.

Note 2 – Summary of Accounting Policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair value of financial instruments

At December 31, 2014, our financial instruments consist of cash, accounts receivable, prepaid expenses, and accounts payable. The carrying value of the Company's cash and cash equivalents, accounts receivable, prepaid expenses, and accounts payable approximate fair value because of the short-term maturity of these instruments. See note 7 for further details.

Revenue recognition

The Company recognizes revenue in accordance with ASC subtopic 605-10 on a gross basis, net of expected cancellations and allowances. As of December 31, 2014, the Company evaluated evidence of cancellation in order to make a reliable estimate and determined there were no material cancellations during the year and therefore no allowances have been made.

Investment banking revenues and advisory fees from mergers, acquisitions and restructuring transactions are recorded on a gross basis when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement. Transaction related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. The Company recognizes commissions from its broker services based

on a trade-date basis. Fees billed and collected before services are performed are included in deferred revenue. Normal expenses are recorded when the obligation is incurred. There was no deferred revenue as of December 31, 2014.

Cash and cash equivalents
The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2014, the Company does not have any cash balances in excess of the FDIC insured amounts.

Available-for-sale securities
The Company classifies marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity. See note 11 for further details.

Property and Equipment
Property and equipment is stated at cost, and is depreciated over estimated useful lives using primarily the straight line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective asset are charged against earnings in the period in which they are incurred. Useful lives range from three to five years. We evaluate equipment at least annually for impairment. No such impairment was needed during the year ended December 31, 2014. Depreciation expense was $24,789 for the year ended December 31, 2013.

Accounts receivable
Accounts receivable are carried on a gross basis with no discounting. No allowance for doubtful accounts is recognized at the time the revenue, which generates the accounts receivable, is recognized. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the customers, and the amount and the age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. As of December 31, 2014, there was no allowance for doubtful accounts and no allowance for doubtful accounts expense recorded for the year ended December 31, 2014.

Recent issued accounting standards
The Company has evaluated all new accounting pronouncements as of the date these financial standards were issued and determined that none have or will have a material impact on the financial statements or disclosures.

Note 3 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2013, the Company had net capital of $337,695 and was $214,084 in excess of its required net capital of $123,611.

Note 4 – Cash and equivalents, restricted – clearing broker deposits

The Company has entered into securities clearing agreements with APEX Clearing Corporation, Wedbush Morgan Securities, Inc, and COR Clearing LLC. Pursuant to these agreements, the Company is required to maintain a deposit account with each respective clearing firm in amounts determined based on the Company's transaction volume. As of December 31, 2014, the Company maintained deposits of $92,599, $61,412, and $50,000 at APEX, Wedbush, and COR, respectively.

Note 5 – Commissions receivable
Amounts receivable for commissions at December 31, 2014 consisted of the following:

COR Clearing, LLC	$ 420,277
Others	302,335
Wedbush Morgan Securities	122,119
	$ 844,731

Note 6 – Income taxes

Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current,

depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company is included in the consolidated federal and state tax returns filed by Rubicon Financial Incorporated, its parent company. As of December 31, 2014, there is a federal net operating loss carryforward of approximately $12,300,000 to offset any current and future income. The tax years of 2011 through 2014 remain subject to examination by major tax jurisdictions.

The provision for federal income taxes consists of the following:

	2014
Current tax – federal	$ 80,000
Change in valuation allowance	(80,000)
	$ —

Reconciliation between federal income taxes at the statutory tax rate and the actual federal income tax provision for continuing operations follows:

Statutory tax rate – federal	34%
Change in Valuation allowance	(34%)
Income tax provision	-%

Note 7 – Fair Value Measurements

The Company adopted ASC Topic 820-10 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Total
Cash	$ 1,501,347	-	$ 1,501,347
Accts receivable	-	844,731	844,731
Investments	-	80,878	80,878
Accts payable	-	302,317	302,317
Accrued expenses	-	· 1,551,837	1,551,837

Note 8 – Commitments, contingencies, and guarantees

In October of 2009, the Company entered into a long-term lease agreement for office space in Irvine, California commencing January 1, 2010 and ending on June 30, 2015. In December of 2012, the Company entered into a long-term lease agreement for office space in New York, New York commencing January 1, 2013 and ending on December 31, 2014. In May of 2013, the Company entered into a long-term lease agreement for office space in Chicago, Illinois commencing on June 1, 2013 and ending on November 30, 2018. In June of 2014, the company entered into a long-term lease for office space in Memphis, Tennessee commencing on June 1, 2014 and ending on May 31, 2019. In November of 2014, the Company entered into a long-term lease agreement for office space in Boston, Massachusetts commencing on October 1, 2014, and ending September 30, 2016. Rent expense for the year ended December 31, 2014 was approximately $829,358. The annual lease payments due pursuant to these agreements are as follows:

December 31,	Amount
2015	$ 809,999
2016	688,455
2017	576,861
2018	153,260
2019	37,535
Total	$ 2,266,110

As Of December 31, 2014, the Company is a party to several litigation events and has accrued a legal reserve of $195,000. Management feels it is highly unlikely that any expense associated with the current litigation would exceed the amount accrued.

During 2014, the Company received a Wells notice from the Financial Industry Regulatory Authority, Inc. (FINRA) regarding a preliminary determination to recommend disciplinary action against the Company for possible FINRA rules violations from prior years. A Wells notice is neither a formal allegation nor a finding of wrongdoing. The Company is unable to estimate how long the FINRA process will last or its ultimate outcome. As of December 31, 2014, management believes that no accrual for penalties or potential settlements is justified and that the ultimate outcome of the process will not have a material impact on the financial statements.

As of December 31, 2014, there are no other commitments, contingencies, or guarantees other than as noted above.

Note 9 – Related Party Transactions

As of December 31, 2014, the Company has an amount due from Rubicon Financial Incorporated, its parent company, of $695,703. This amount does not bear interest.

Note 10 – Stockholders' equity

As of December 31, 2014, the Company has 115 shares of its $10 par value common stock issued and outstanding. All 115 shares are owned by Rubicon Financial Incorporated. There are 1,000 shares authorized.

As of December 31, 2014, there are no outstanding options or warrants.

Note 11 – Investments at market

The Company classifies its marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity. Losses that the Company believes are other-than-temporary are realized in the period that the determination is made. As of December 31, 2014, the Company believed that all unrealized losses and gains are not other-than-temporary based on market conditions and the volatility of investments being held. All unrealized losses and gains will be excluded from earnings and reported in other comprehensive income until realized. None of the investments have been hedged in any manner.

(14)

As of December 31, 2014:
The Company held six investments in publically-traded common stock in various corporations and one investment in a REIT with a total aggregate fair market value, based on published market prices, of $80,878. The Company's total cost in these investments was $96,550 resulting in an accumulated unrealized loss of $15,672. This is shown as accumulated other comprehensive loss in the equity section of the balance sheet on these financial statements. Of the investments, three was in a loss position as of December 31, 2014, for a total aggregate unrealized loss of $23,820. During the year ended December 31, 2014, $96,300 of losses were moved from unrealized to realized as they were deemed to have become other-than-temporary.

Note 12 – Computation of determination of reserve requirements (Rule 15c3-3)

A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 13 – Information relating to possession or control requirements (Rule 15c3-3)

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 14 – Subsequent events

The Company has evaluated all subsequent events through March 2, 2015, the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934

NEWPORT COAST SECURITIES, INC.
SCHEDULE 1 - SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2014

Operating expenses:

Bank fees	$	126
Conference expenses		338,463
Equipment rental		23,509
Insurance		238,835
Licenses and permits		3,102
Meals & entertainment		53,954
Office expense		338,792
Postage and delivery		36,791
Rent		829,358
Telephone		128,735
Travel		155,977
Depreciation		24,789
Payroll and payroll taxes		2,484,139
Professional fees and settlements		852,534
Other expenses		76,452
Total expenses	$	5,585,556

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
SCHEDULE II – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES EXCHANGE COMMISSION
December 31, 2014

Net Capital:

Total stockholders' equity	$	1,941,510

Deductions and/or charges:
   Non-allowable assets:

Property, plant and equipment, net	(118,539)
Due from affiliate	(695,703)
Prepaid expenses	(6,289)
Deposits	(108,917)
Securities not readily marketable	(32,912)
Receivable from non-customers	(457,524)
Contract advances	(176,736)
	(1,596,620)

Net capital before haircuts on securities positions	344,890

Haircuts:

securities	7,195
undue concentrations	-
Total haircuts on securities	7,195

Net capital	$	337,695

Computation of Alternative Net Capital Requirement:

Minimum dollar net capital requirement of reporting broker-dealer	$	100,000
6-2/3% of net aggregate indebtedness	$	123,611
Net capital requirement (greater of above amounts)	$	100,000
Excess net capital	$	214,084

Computation of aggregate indebtedness:

Total A.I. liabilities	$	1,854,154
Percentage of aggregate indebtedness to net capital		549.06%

Reconciliation:

Net capital computation per Company's Computation	$	338,204
Variance:		
None material		(509)
Net capital per audited report	$	337,695

Statement pursuant to Rule 17a-5(d)(4)

A reconciliation of the company's computation of net capital as reported was prepared to show that no material differences exist between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

NEWPORT COAST SECURITIES, INC.
SCHEDULE III – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5



SAMYN & MARTIN, L.L.C.

Board of Directors
Newport Coast Securities, Inc.
New York, New York

Report of Independent Registered Public Accounting Firm
on Internal Control Structure
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements of Newport Coast Securities, Inc. (the "Company") as of and for the year ended December 31, 2014, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111 .
Phone: (816) 756-5525
Fax: (816) 756-2252

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin, LLC
Kansas City, Missouri
March 2, 2015

Statement of Assessment and Payments to SIPC



SAMYN & MARTIN, L.L.C.

Board of Directors
Newport Coast Securities, Inc.
New York, New York

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Newport Coast Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board(United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
March 2, 2015

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Newport Coast Securities, Inc.
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2014

Total Revenue
January to June 2014	11,453,398		
July to December 2014	10,661,973		
			22,115,371

Direct Expenses
January to June 2014	4,360,845		
July to December 2014	8,232,616		
		12,593,461	

Interest Expense
January to June 2014	5,090		
July to December 2014	870		
		5,960	

Total Deductions		12,599,421
SIPC Net Operating Revenues		9,515,950
General Assessment @ .0025		23,789
Total due for the year ended December 31, 2014		23,789
July 30, 2014 payment to SIPC		17,615
February 26, 2015 payment to SIPC		6,174
Total paid for the year ended December 31, 2014		23,789

Exemption Review Report



SAMYN & MARTIN, L.L.C.

Board of Directors

Newport Coast Securities, Inc.

New York, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying letter dated February 11, 2015, in which (A) Newport Coast Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: provision (2)(ii) and (B) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
March 2, 2015

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252



NEWPORT COAST
SECURITIES

February 11th, 2014

U.S Securities and Exchange Commission
3 World Financial Center
New York, NY 10281-1022

Re SEA Rule 17a-5d4 Exemption Report

Dear Sirs

Pursuant to the referenced rule Newport Coast Securities Inc. SEC 8-34790 is applying for an exemption under the provisions of 17C.F.R 15c3-3k under which our company claims and exemption from 17 C.F.R 240.15c3-32ii. Our firm is an introducing broker or dealer who clears substantially all of our securities transactions through Wedbush Securities Inc. and COR Clearing, LLC., the clearing broker or dealer which carries the accounts of our customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4 as are customarily made and kept by clearing broker or dealer. Our agreement and arrangements have been in place with Wedbush Securities Inc. and COR Clearing, LLC. for the most recent fiscal year. Our firm met this provision throughout the most recent fiscal year 2014 without exception.

Our firm also maintains contractual relationships with several recognized mutual fund and insurance companies who hold our customer funds outside of the Wedbush Securities Inc. and COR Clearing LLC relationship. Those fund companies carry the customer accounts and maintain and preserve books and records pertaining thereto pursuant to the same requirements of 240.17a-3 and 240.17a-4

With respect to any and all customer funds/checks that we are presented all checks are payable to either Wedbush Securities Inc. or COR Clearing LLC. or the respective mutual fund or insurance company, not to Newport Coast Securities Inc. or any other entity or person and we send those checks directly to the respective company by overnight delivery regardless of size

We do not accept/receive customer stock certificates under any circumstance and we do not prepare or provide any kind of statements to or for our customers.

Further we have engaged the certified auditing firm of Samyn and Martin, LLC 411 Valentine Road Suite 300 Kansas City MO 64111 as our PCAOB qualified firm to prepare each year financial audit including this year December 31st, 2014 audit that will be filed by the end of this month.

The foregoing statements are true to the best of my belief and knowledge.

Thank you for your consideration.

Sincerely,

Richard Onesto
President and CEO

cc SEC New York, NY
Samyn and Martin, LLC
FINRA New York